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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              THE FIRST YEARS INC.
                            (Name of Subject Company)

                              THE FIRST YEARS INC.
                                    (Issuer)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    337610109
                      (CUSIP Number of Class of Securities)

                                  JOHN R. BEALS
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                              THE FIRST YEARS INC.
                                ONE KIDDIE DRIVE
                         AVON, MASSACHUSETTS 02322-1171
                                 (508) 588-1220
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   COPIES TO:
                          STANFORD N. GOLDMAN, ESQUIRE
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE
        Transaction Valuation                        Amount of Filing Fee*
        ---------------------                        --------------------
        Not Applicable                               Not Applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

       [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:________________   Filing Party:__________________
       Form or Registration No.:______________   Date Filed:____________________

       [X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:
       [_] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [_] going-private transaction subject to Rule 13e-3.
       [_] amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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         This Issuer Tender Offer Statement on Schedule TO relates to the commencement of the issuer tender offer of The First Years Inc., a Massachusetts corporation, to purchase up to 900,000 shares of its common stock, $0.10 par value per share, including, after November 30, 2001, the associated common stock purchase rights issued pursuant to the Common Stock Rights Agreement dated as of November 19, 2001 between The First Years Inc. and EquiServe Trust Company, N.A. as Rights Agent. The First Years Inc. is offering to purchase these shares at a price not less than $10.65 and not more than $12.65 per share. This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12                    Exhibit

(a)(5)                     Press Release, dated November 21, 2001


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            THE FIRST YEARS INC.*


                                            By: John R. Beals
                                                Senior Vice President, Chief
                                                Financial Officer and Treasurer




Date: November 21, 2001

* Pursuant to General Instruction D to Schedule TO, no signature is required.


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                                  EXHIBIT INDEX

EXHIBIT NUMBER                         DESCRIPTION
--------------                         -----------

(a)(5)                                 Press Release, dated November 21, 2001


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